   1331 Gemini Street
Suite 250
Houston, TX 77058
toll free: 866-660-8156
fax: 281.486.0217
www.vertexenergy.com

Vertex Energy, Inc.

September 24, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Craig E. Slivka, Special Counsel

Re:	Vertex Energy, Inc.
Registration Statement on Form S-1
Filed October 18, 2011
File No. 333-177363

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vertex Energy, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, filed on October 18, 2011 (File No. 333-177363) (together with all exhibits, collectively, the “Registration Statement”).

The Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective by the Commission and that no securities have previously been sold in connection with the proposed offering or pursuant to the Registration Statement or prospectus contained therein. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement on Form S-1 be credited for future use.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at chrisc@vertexenergy.com or via facsimile at (281) 754-4185, with a copy to the Company’s counsel, David M Loev, of The Loev Law Firm, PC, via email at dloev@loevlaw.com or via facsimile at (713) 524-4122.

If you have any questions regarding this application for withdrawal, please call Mr. Loev at (713) 524-4410.

[Signature page follows.]

Sincerely,

VERTEX ENERGY, INC.

By:	/s/ Chris Carlson
Name: Chris Carlson
Title: Chief Financial Officer